LAW OFFICES

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ

A PROFESSIONAL CORPORATION

FIRST TENNESSEE BUILDING

165 MADISON AVENUE

SUITE 2000

MEMPHIS, TENNESSEE 38103

(901) 526-2000

FACSIMILE
(901) 577-2303

JACKIE G. PRESTER, SHAREHOLDER

Direct Dial: 901.577.8114

Direct Fax: 901.577.0762

E-Mail Address: jprester@bakerdonelson.com

March 23, 2009

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Cortelco Systems Puerto Rico, Inc., File No. 000-49626

Dear Mr. Spirgel:

Cortelco Systems Puerto Rico, Inc. (the “Company”) received your letter dated March 10, 2009 relating to comments to the Company’s Form 10-KSB for the year ended July 31, 2008 and Form 10-Q for the period ended October 31, 2008 (the “SEC Letter”).  The Company requests an extension to reply to the SEC Letter, and anticipates filing such reply on or before April 10, 2009.

Thank you for your assistance in this matter.  Please contact me at the number above if there are any matters we need to discuss prior to the Company submitting its reply to the SEC Letter.

Sincerely,

/s/ Jackie G. Prester

Jackie G. Prester, Shareholder

Cc:

Juan Carlos Ramos, President, Chief Executive Officer

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C. •	BEIJING, CHINA
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